Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended November 30, 2014

Filed: January 13, 2015

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of Canadian dollars)

	November 30, 2014	August 31, 2014
ASSETS
Current
Cash and cash equivalents	$65,208	$108,150
Amounts receivable (Note 3)	7,958	13,848
Prepaid expenses	780	714
Total current assets	73,946	122,712

Other assets (Note 1)	-	4,206
Performance bonds (Note 4 (ii))	5,373	5,101
Exploration and evaluation assets (Note 5)	34,711	30,612
Property, plant and equipment (Note 4)	431,039	387,608
Total assets	$545,069	$550,239

LIABILITIES
Current
Accounts payable and accrued liabilities	$26,907	$28,576
Total current liabilities	26,907	28,576

Deferred income taxes	11,720	11,585
Asset retirement obligation	1,692	1,636
Total liabilities	40,319	41,797

SHAREHOLDERS’ EQUITY
Share capital (Note 6)	589,782	590,774
Contributed surplus	22,385	22,374
Accumulated other comprehensive loss	(63,494)	(63,980)
Deficit	(119,482)	(120,484)
Total shareholders’ equity attributable to shareholders of Platinum Group Metals Ltd.	429,191	428,684

Non-controlling interest (Note 4 (i))	75,559	79,758
Total shareholders’ equity	504,750	508,442
Total liabilities and shareholders’ equity	$545,069	$550,239

CONTINGENCIES AND COMMITMENTS (NOTE 8)

SUBSEQUENT EVENTS (NOTE 11)

Approved by the Board of Directors and authorized for issue on January 13, 2015

“Iain McLean”
Iain McLean, Director

“Eric Carlson”
Eric Carlson, Director

See accompanying notes to the consolidated financial statements	2

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income
(Loss)
(Unaudited – in thousands of Canadian dollars, except share data)

For the three months ended November 30,	2014	2013

EXPENSES
General and administrative	$1,803	$1,399
Foreign exchange (gain) loss	(947)	(887)
Stock compensation expense (Note 6(c))	11	-
Termination and finance fees (Note 1)	1,766	-
Write-down of other assets (Note 1)	4,206	-
	(6,839)	(512)

Finance income	1,217	976
Income (Loss) for the period	(5,622)	464

Items that may be subsequently reclassified to net loss Exchange differences in translating foreign operations	2,911	2,887

Comprehensive income (loss) for the period	$(2,711)	$3,351

Income (Loss) attributable to:
Shareholders of Platinum Group Metals Ltd.	(5,708)	447
Non-controlling interests	86	17
	$(5,622)	$464

Comprehensive income (loss) attributable to:
Shareholders of Platinum Group Metals Ltd.	(3,902)	3,208
Non-controlling interests	1,191	143
	$(2,711)	$3,351

Basic and diluted income (loss) per common share	$(0.01)	$0.00

Weighted average number of common shares outstanding: Basic and diluted	551,312,842	402,759,542

See accompanying notes to the consolidated financial statements	3

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited – in thousands of Canadian dollars, except share data)

				Accumulated		Attributable to
	# of			Other		Shareholders	Non-
	Common	Share	Contributed	Comprehensive		of the Parent	Controlling
	Shares	Capital	Surplus	Income (loss)	Deficit	Company	Interest	Total
Balance, August 31, 2013	402,759,542	$425,435	$18,593	$(61,481)	$(85,349)	$297,198	$54,410	$351,608
Share issue costs	-	(119)	-	-	-	(119)	-	(119)
Funding of non-controlling interest	-	-	-	-	(5,029)	(5,029)	5,029	-
Foreign currency translation	-	-	-	2,761	-	2,761	126	2,887
Net income for the period	-	-	-	-	447	447	17	464
Balance, November 30, 2013	402,759,542	$425,316	$18,593	$(58,720)	$(89,931)	$295,258	$59,582	$354,840
Stock based compensation	-	-	3,803	-	-	3,803	-	3,803
Share issuance – financing	148,500,000	175,230	-	-	-	175,230	-	175,230
Share issuance costs	-	(9,849)	-	-	-	(9,849)	-	(9,849)
Issued upon the exercise of options	53,300	77	(22)	-	-	55	-	55
Transactions with non-controlling interest (Note 4)	-	-	-	(1,387)	(19,668)	(21,055)	21,055	-
Foreign currency translation adjustment	-	-	-	(3,873)	-	(3,873)	(841)	(4,714)
Net loss for the period	-	-	-	-	(10,885)	(10,885)	(38)	(10,923)
Balance, August 31, 2014	551,312,842	590,774	22,374	(63,980)	(120,484)	428,684	79,758	508,442
Stock based compensation	-	-	11	-	-	11	-	11
Share issuance costs[1]	-	(992)	-	-	-	(992)	-	(992)
Transactions with non-controlling interest (Note 4)	-	-	-	(1,320)	6,710	5,390	(5,390)	-
Foreign currency translation adjustment	-	-	-	1,806	-	1,806	1,105	2,911
Net loss for the period	-	-	-	-	(5,708)	(5,708)	86	(5,622)
Balance, November 30, 2014	551,312,842	$589,782	$22,385	$(63,494)	$(119,482)	$429,191	$75,559	$504,750

         1Costs incurred relating to December 31, 2014 equity financing (see Note 11 Subsequent Events)

See accompanying notes to the consolidated financial statements	4

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – in thousands of Canadian dollars)

For the three months ended November 30,	2014	2013

OPERATING ACTIVITIES
(Loss) Income for the period	$(5,622)	$464

Add items not affecting cash:
Depreciation	116	116
Foreign exchange gain	(39)	(852)
Stock compensation expense	11	-
Write-down of other assets	4,206	-
Net change in non-cash working capital (Note 9)	(742)	50
	(2,070)	(222)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(41,726)	(43,777)
Exploration expenditures, net of recoveries	(5,000)	(1,446)
South African VAT	5,363	3,525
Performance bonds	(201)	(1,125)
Restricted cash	-	10,272
	(41,564)	(32,551)

Net decrease in cash and cash equivalents	(43,634)	(32,773)
Effect of foreign exchange on cash and cash equivalents	692	911
Cash and cash equivalents, beginning of period	108,150	111,784

Cash and cash equivalents, end of period	$65,208	$79,922

See accompanying notes to the consolidated financial statements	5

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2014
(in thousands of Canadian dollars unless otherwise noted)

1.	NATURE OF OPERATIONS AND LIQUIDITY

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company amalgamated on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and Canada. The Company is currently developing the Project 1 platinum mine located on the Bushveld Complex in the Republic of South Africa (“Project 1”). Project 1 is owned through the operating company Maseve Investments 11 (Pty.) Ltd. (“Maseve”), in which the Company held a 82.9% working interest as of November 30, 2014 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 17.1%. A formal mining right was granted for Project 1 on April 4, 2012 by the Government of South Africa (the “Mining Right”).

The Company is also advancing the Waterberg Joint Venture Project and Waterberg Extension Project with a pre-feasability study scheduled for Q2 of calendar 2015.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

			Proportion of ownership
		Place of	interest and voting power held
		incorporation	November 30,	August 31,
Name of subsidiary	Principal activity	and operation	2014	2014

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100%	100%
Maseve Investments 11 (Pty) Ltd	Mining	South Africa	82.9%[1]	78.7%[1]
Wesplats Holdings (Pty) Limited	Holding company	South Africa	100%	100%
Platinum Group Metals (Barbados) Ltd.	Holding company	Barbados	100%	100%
Mnombo Wethu Consultants (Pty) Limited.	Exploration	South Africa	49.9%	49.9%

1See Note 4(i) “Ownership of Project 1”

On December 6, 2012, the Company announced that a syndicate of lead arrangers had obtained credit committee approval for a US$260 million project loan facility to Maseve for the construction of the Project 1 platinum mine. The Company later entered into a new mandate letter on November 8, 2013 with a modified syndicate of lead arrangers for a US$195 million project loan to partially fund construction on Project 1. On October 31, 2014, the Company determined not to proceed with the proposed project loan facility.

On November 3, 2014 the Company announced its intention to offer 150,000 units consisting of US$150,000,000 aggregate principal amount of senior notes due 2021 and the right for noteholders to receive an aggregate of 55,200,000 common share purchase warrants. On December 9, 2014 this unit offering was discontinued due to market conditions.

Deferred finance costs previously classifed as other current assets, amounting to $4.2 million that were associated with the proposed loan facility were written off in the current period. Termination and finance fees related to the proposed loan facility and the unit offering of $1.8 million were incurred in the current period as well.

On December 9, 2014 the Company announced that it had entered into a term sheet for a senior secured operating loan facility of up to US$40 million. The Facility is planned to be available at the delivery and sale of first commercial concentrate from the WBJV Project 1 targeted for the fourth quarter of calendar 2015. The loan facility is subject to certain terms and conditions as well as the implementation of a definitive credit agreement by January 30, 2015.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2014
(in thousands of Canadian dollars unless otherwise noted)

On December 9, 2014, the Company announced a bought deal financing for 214.8 million common shares of the Company at a price of US$0.53 ($0.61) per share resulting in gross proceeds of US$113.8 million ($132 million). The offering closed December 31, 2014 with net proceeds to the Company after fees, commissions and costs of approximately US$106 million ($123 million).

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The consolidated financial statements have been prepared under the historical cost convention.

These unaudited condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2014. The consolidated financial statements are presented in Canadian dollars.

These interim financial statements follow the same significant accounting principles as those outlined in the notes to the annual financial statements for the year ended August 31, 2014 with the following standards adopted in the current fiscal period:

•

Amendment to IAS 36, Impairment of Assets where the circumstances are reduced in which the reocoverable amount of assets or cash-generateing units is required to be disclosed and to introduce the explicit requirement to disclose the discount rate used in determining impairment.

•

IFRS 8 Operating Segments where disclosures of the judgements made by management in aggregating operating segments and a reconciliation of segment assts to total assets when segment assets are reported.

These new standards adopted have not resulted in any material change to the results and financial position of the Company.

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the current accounting period and have not been applied in preparing these consolidated financial statements. These include:

•

IFRS 15 Revenue from contracts with customers (effective for annual period commencing January 1, 2017) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time.

•

IFRS 9 Financial Instruments: Classification and Measurement (effective for annual periods commencing on or after January 1, 2018) which applies to classification and measurement of financial assets and liabilities as defined in IAS 39.

The Company is currently considering the possible effect of the new and revised standards which will be effective to the Company’s consolidated financial statements in the future.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2014
(in thousands of Canadian dollars unless otherwise noted)

3.	AMOUNTS RECEIVABLE

	November 30, 2014	August 31, 2014
South African VAT	$6,439	$11,820
Foreign jurisdiction tax payable to be recovered	744	744
Due from JOGMEC (Note 5)	222	479
Other receivables	178	382
Interest	55	93
Canadian sales tax	69	84
Due from related parties (Note 7)	251	246
	$7,958	$13,848

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2014
(in thousands of Canadian dollars unless otherwise noted)

4.	PROPERTY, PLANT AND EQUIPMENT

	Development	Construction			Office	Mining
	assets	work-in-progress	Land	Buildings	Equipment	Equipment	Total
COST
Balance, August 31, 2013	$161,097	$29,400	$12,924	$3,442	$1,713	$27,746	$236,322
Additions	92,341	57,649	-	1,616	323	11,326	163,255
Foreign exchange movement	(1,518)	(286)	(125)	(33)	(7)	(270)	(2,239)
Balance, August 31, 2014	251,920	86,763	12,799	5,025	2,029	38,802	397,338
Additions	21,267	18,640	-	-	109	148	40,164
Foreign exchange movement	3,372	1,192	175	69	15	533	5,356
Balance, November 30, 2014	$276,559	$106,595	$12,974	$5,094	$2,153	$39,483	$442,858

ACCUMULATED DEPRECIATION
Balance, August 31, 2013	$-	$-	$-	$374	$822	$2,409	$3,605
Additions	-	-	-	233	240	5,683	6,156
Foreign exchange movement	-	-	-	(4)	(4)	(23)	(31)
Balance, August 31, 2014	-	-	-	603	1,058	8,069	9,730
Additions	-	-	-	88	76	1,799	1,963
Foreign exchange movement	-	-	-	8	7	111	126
Balance, November 30, 2014	$-	$-	$-	$699	$1,141	$9,979	$11,819

Net book value, August 31, 2014	$251,920	$86,763	$12,799	$4,422	$971	$30,733	$387,608

Net book value, November 30, 2014	$276,559	$106,595	$12,974	$4,395	$1,012	$29,504	$431,039

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2014
(in thousands of Canadian dollars unless otherwise noted)

Project 1

Project 1 is located in the Western Bushveld region of South Africa and is currently in development. Project 1 costs are classified as development assets and construction in progress in Property, Plant and Equipment.

i.	Ownership of Project 1

Under the terms of a consolidation transaction completed on April 22, 2010, the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide. In consideration for the Company increasing its holdings to 74%, the Company paid subscription funds into Maseve, creating an escrow fund for application towards Africa Wide’s 26% share of capital requirements. These funds were classified as restricted cash and were fully depleted in the previous year. No work was carried out on Project 3 during the period ended November 30, 2014.

The Company consolidated the results of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $70,943 at November 30, 2014 ($75,741 – August 31, 2014), is accounted for as a non-controlling interest.

On October 18, 2013, Africa Wide informed the Company that it would not be funding its share of a project budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide informed the Company that it would not be funding its approximately US$21.52 million share of a second cash call.

As a result of Africa Wide’s October 18, 2013 funding failure, the Company and Africa Wide entered into arbitration proceedings to determine Africa Wide’s diluted interest in Maseve, and therefore Project 1 and Project 3, in accordance with the terms of the Maseve Shareholders Agreement. On August 20, 2014, an arbitrator ruled in the Company’s favour on all matters and determined that Africa Wide’s interest in Maseve would first be reduced to approximately 21.28%. As a result of the second missed cash call, Africa Wide’s interest in Maseve was further diluted in the current period to approximately a 17.1% holding. Accordingly the Company held 82.9% of Maseve at November 30, 2014.

Legislation and regulations in South Africa require a 26% equity interest by a BEE entity in order to maintain the Mining Right in good standing. Because Africa Wide is the Company’s BEE partner for Project 1, the Company advised the Department of Mineral Resources (the “DMR”) on October 19, 2013 of Africa Wide’s decision to not fund the cash call and the associated dilution implications. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002 (the “MPRDA”) to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. The Company is currently working on alternatives to sell the diluted percentage interest in Maseve previously held by Africa Wide to an alternative, qualified BEE company, or to otherwise bring qualified BEE investment into Maseve if and when instructed by the DMR. The Company may also undertake a transaction unilaterally. The Company is presently considering Mnombo as the BEE entity for such a transaction. The Company currently owns 49.9% of the issued and outstanding shares of Mnombo. Mnombo acts as the Company’s BEE partner in respect of the Waterberg Projects. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide now holds only approximately 17.1% of the equity in Maseve.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2014
(in thousands of Canadian dollars unless otherwise noted)

ii.	Other financial information – Project 1

At November 30, 2014 the Company had $5,373 posted in cash for environmental performance and other guarantees in South Africa, of which approximately $5,267 relates to Project 1 ($5,036 – August 31, 2014). By agreement in October 2012 a third party insurer posted a bond in the amount of $6,002 (R58.5 million) to the credit of the DMR in satisfaction of the Company’s environmental guarantee specific to its Project 1 Mining Right. Subsequent to the posting of the bond the DMR released $6,008 (R58.5 million) to the Company from funds previously deposited. The Company then deposited $1,232 (R12 million) with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately $1,232 (R12 million) per annum until the full amount of the Project 1 environmental guarantee is again on deposit and the third party bond arrangement will be wound up, or renewed at the Company’s election. Interest on deposits will accrue to the Company. The Company pays an annual fee of approximately $61 (R600,000) to the insurer as compensation.

5.	EXPLORATION AND EVALUATION ASSETS

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	South Africa	Canada	Total
Balance, August 31, 2013	$17,194	$5,253	$22,447
Additions	15,885	602	16,487
Recoveries	(2,800)	-	(2,800)
Writedowns	(1,967)	(3,388)	(5,355)
Foreign exchange movement	(167)	-	(167)
Balance, August 31, 2014	$28,145	$2,467	$30,612
Additions	4,824	310	5,134
Recoveries	(1,421)	-	(1,421)
Foreign Exchange Movement	386	-	386

Balance, November 30, 2014	$31,934	$2,777	$34,711

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2014
(in thousands of Canadian dollars unless otherwise noted)

REPUBLIC OF SOUTH AFRICA

	November 30, 2014	August 31, 2014

Project 3 – see Note 4(i)	$3,204	$3,161

Waterberg JV
Acquisition costs	29	21
Exploration and evaluation costs	32,357	27,811
Recoveries	(13,136)	(11,557)
	19,250	16,275

Waterberg Extension
Acquisition costs	27	22
Exploration and evaluation costs	9,363	8,653
	9,390	8,675

War Springs
Acquisition costs	-	128
Exploration and evaluation costs	-	3,377
Recoveries	-	(2,104)
Writedown	-	(1,401)
	-	-

Tweespalk
Acquisition costs	-	73
Exploration and evaluation costs	-	634
Recoveries	-	(157)
Writedown	-	(550)
	-	-

Other
Acquisition costs	8	10
Exploration and evaluation costs	1,090	1,029
Recoveries	(1,008)	(1,005)
	90	34

Total South Africa Exploration	$31,934	$28,145

Waterberg JV Project

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the North Limb of the Bushveld Complex, approximately 70 kilometers north of the town of Mokopane (formerly Potgietersrus). Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) applied for the original 137 km2 prospecting right for the Waterberg JV Project area in 2009. In September 2009, the DMR granted PTM RSA the prospecting right until September 1, 2012. Application for the renewal of this prospecting right for a further three years has been made and acknowledged by the DMR. Under the MPRDA, the prospecting right remains valid pending the grant of the renewal. The original prospecting right was enlarged by a section 102 legal amendment in January 2013 and two further prospecting rights were granted to PTM RSA for the Waterberg JV Project and were executed on October 2, 2013. These prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter.

In October 2009, PTM RSA, Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo entered into an agreement (as amended, the ‘‘JOGMEC Agreement’’) whereby JOGMEC could earn up to a 37% participating interest in the project for an optional work commitment of US$3.2 million over four years. At the same time, Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million).

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2014
(in thousands of Canadian dollars unless otherwise noted)

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg Joint Venture until the completion of a feasibility study. When combined with the Company's 37% direct interest pursuant to the JOGMEC Agreement, the 12.974% indirect interest acquired through Mnombo brings the Company's effective interest in the Waterberg JV Project to 49.974%.

In April 2012, JOGMEC completed its US$3.2 million earn-in requirement to earn its 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in, the Company funded Mnombo’s US$1.12 million share of costs until earn-in phase of the joint venture ended in May 2012. Since then and up to November 30, 2014 an additional US$29.4 million has been spent on the joint venture. The Company has funded the Company and Mnombo’s combined 63% share of this work for a cost of US$18.5 million with the remaining US$10.9 million funded by JOGMEC. As of November 30, 2014, an amount of US$0.194 million is due from JOGMEC against its 37% share of approved joint venture work completed in fiscal 2015.

Waterberg Extension

The Waterberg Extension Project comprises contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2 adjacent and to the north of the Waterberg JV Project. Two of the prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018. The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. The Company has made an application under section 102 of the MPRDA to the DMR to increase the size of one of the granted prospecting rights by 44 km2. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas. Applications for a fourth and a fifth prospecting right covering 331 km2 were accepted for filing with the DMR on February 7, 2012 for a period of five years. These applications, which are not directly on the trend of the primary exploration target, are in process with the DMR.

PTM RSA holds the prospecting rights filed with the DMR for the Waterberg Extension Project, and Mnombo is identified as the Company’s BEE partner. The Company holds a direct 74% interest and Mnombo holds a 26% interest in the Waterberg Extension Project, leaving the Company with an 86.974% effective interest by way of the Company’s 49.9% shareholding in Mnombo. The Company and Mnombo are negotiating a formal joint venture agreement to govern the participating rights in and obligations towards the Waterberg Extension Project. The Company is currently carrying Mnombo’s 26% share of ongoing costs on the Waterberg Extension Project.

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex, north of Johannesburg. The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% Net Smelter Return Royalty (“NSR”) on the property, subject to the Company’s right to purchase the NSR at any time for US$1,400.

BEE groups Africa Wide and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

As no work was carried out on the War Springs or Tweespalk properties during the previous year the Company wrote off all deferred costs related to these properties while continuing to hold them.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2014
(in thousands of Canadian dollars unless otherwise noted)

CANADA

	November 30, 2014	August 31, 2014

Newfoundland and Labrador
Acquisition costs	$173	$173
Exploration and evaluation costs	784	474
	957	647

Providence, Northwest Territories
Acquisition costs	134	134
Exploration and evaluation costs	1,686	1,686
	1,820	1,820
Ontario
Acquisition costs	-	570
Exploration and evaluation costs	-	2,818
Writedown	-	(3,388)
	-	-

Total Canada Exploration	$2,777	$2,467

Newfoundland and Labrador

On August 9, 2013, the Company entered into an option agreement with Benton Resources Corp. on the Mealy Lake Property in southwestern Labrador. The agreement consists of a one-time cash payment made by the Company of $51 on signing and $2,400 in exploration expenditures to be made over four years to earn a 71% interest in the property.

In addition to the Mealy Lake Project, the Company also staked the Atikonak Property in southwestern Labrador.

Providence, Northwest Territories

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals property located in the Northwest Territories from Arctic Star Exploration Corp. for a payment of $50 and a 1.0% NSR. The claims that comprise the Providence property have been brought to lease. The application for lease was submitted in 2011 with the final lease grant approved in June 2013. To date four annual lease payments and application fees have been paid. Total acquisition costs are $134.

Thunder Bay, Ontario

The Company maintains a mineral rights position in the Lac Des Iles area north of Thunder Bay, Ontario. The Shelby Lake Property consists of 20 claims totaling 38.56 km2 that includes the Company’s core long term holdings in the Lac Des Iles area consisting of the 8 claim Shelby Lake and South Legris properties. On April 23, 2014 the Company entered into an option to purchase agreement with Lac des Iles Mines Ltd. (“LDI”) (a 100% owned subsidiary of North American Palladium Ltd.) whereby LDI can earn a 100% undivided interest in the Shelby Lake Property by completing $400 in exploration expenditures over a three year period, with an initial cash payment to the Company of $25. The Company will retain a 1% NSR once LDI has completed the option earn in. During the year ended August 31, 2014 all deferred acquisition and exploration costs were written off for all Ontario properties.

6.	SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2014
(in thousands of Canadian dollars unless otherwise noted)

(b)	Issued and outstanding

At November 30, 2014, there were 551,312,842 shares outstanding. Subsequent to period end, on December 9, 2014, the Company announced a bought deal financing for 214.8 million common shares of the Company at a price of US$0.53 ($0.61) per share resulting in gross proceeds of US$113.8 million ($132 million). The offering closed December 31, 2014 with net proceeds to the Company after fees, commissions and costs of approximately US$106 million ($123 million).

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately.

The following tables summarize the Company’s outstanding stock options:

		Average
	Number of Shares	Exercise Price
Options outstanding at August 31, 2013	15,808,500	$1.58
Granted	6,575,000	1.30
Exercised	(53,300)	1.00
Expired	(2,585,700)	1.63
Options outstanding at August 31, 2014	19,744,500	1.48
Granted	25,000	1.20
Options outstanding at November 30, 2014	19,769,500	$1.48

Number
Outstanding and		Average Remaining
Exercisable at		Contractual Life
November 30, 2014	Exercise Price	(Years)
3,274,000	$ 0.96	2.77
100,000	1.05	3.50
125,000	1.20	2.64
10,034,000	1.30	3.06
75,000	1.38	2.22
35,000	1.40	2.57
3,699,000	2.05	1.43
2,327,500	2.10	0.99
50,000	2.20	1.02
50,000	2.57	1.10
19,769,500		2.45

The stock options outstanding have an intrinsic value of $nil at November 30, 2014.

During the three months ended November 30, 2014, the Company granted 25,000 stock options (November 30, 2013 - Nil). The Company recorded $11 of stock compensation expense for the period ended November 30, 2014 (November 30, 2013 - $Nil).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following assumptions were used in valuing stock options granted during the period ended November 30, 2014 and the year ended August 31, 2014:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2014
(in thousands of Canadian dollars unless otherwise noted)

Period ended	November 30, 2014	August 31, 2014
Risk-free interest rate	1.56%	1.47%
Expected life of options	3.7 years	3.7 years
Annualized volatility	58%	60%
Forfeiture rate	0%	0%
Dividend rate	0.00%	0.00%

7.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the three months ended November 30, 2014, $65 ($145 – November 30, 2013) was paid to independent directors for directors’ fees and services.

(b)

During the three months ended November 30, 2014, the Company accrued or received payments of $26 ($26 – November 30, 2013) from West Kirkland Mining Inc., a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $23 ($121 – November 30, 2013) due from West Kirkland.

(c)

During the three months ended November 30, 2014, the Company accrued or received payments of $Nil ($15 – November 30, 2013) from Nextraction Energy Corp., a company with three directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $206 ($185 – November 30, 2013) due from Nextraction.

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the noted parties.

8.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $3,007 to August 31, 2020.

The Company’s project operating subsidiary, Maseve, is party to a long term 40MVA electricity supply agreement with South African power utility, ESKOM. In consideration Maseve is to pay connection fees and guarantees totaling R142.22 million ($14,715 at November 30, 2014) to fiscal 2015. The Company has paid R70.42 million ($7,286 at November 30, 2014), therefore R71.8 million ($7,429 at November 30, 2014) of the commitment remains outstanding. These fees are subject to possible change based on ESKOM’s cost to install. ESKOM’s schedule to deliver power is also subject to potential for change.

On March 26, 2013 the Company waived an outstanding condition precedent to a water off-take agreement with the Magalies Water Board for the long term supply of water to the Project 1 mine site. The agreement is now in effect and the Project 1 estimated cost as per the agreement is R142.0 million ($14.69 million at November 30, 2014) for Maseve. The Company has paid an amount of R49.0 million ($5.07 million) at November 30, 2014 with an amount of R93.0 million ($9.62 million) still outstanding.

Tenders for the primary mill components, mining development and equipment and other project expenditures have been adjudicated and orders have now been placed resulting in a commitment of R727 million ($75 million at November 30, 2014) over the next three years.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2014
(in thousands of Canadian dollars unless otherwise noted)

From period end the aggregate commitments are as follows:

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years

Lease obligations	$347	$1,543	$1,117	$-	$3,007
ESKOM – power	7,429	-	-	-	7,429
Magalies water	9,617	-	-	-	9,617
Concentrator plant & surface infrastructure	25,753	-	-	-	25,753
Mining development	16,475	-	-	-	16,475
Mining equipment	10,575	-	-	-	10,575
Other property expenditures	18,805	3,602	-	-	22,407
Totals	$89,001	$5,145	$1,117	$-	$95,263

The above contracts are subject to the following estimated break fees in the event of cancellation at November 30, 2014:

Magalies water	$1,590
Concentrator plant and surface infrastructure	14,270
Mining development	9,394
Mining equipment	3,920
Other property expenditures	13,971
$43,145

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

9.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Three months ended	November 30, 2014	November 30, 2013

Amounts receivable, prepaid expenses and
other assets	$(347)	$910
Accounts payable and accrued liabilities	(395)	(860)
	$(742)	$50

10.	SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Information presented on a geographic basis follows:

Assets

	November 30, 2014	August 31, 2014

Canada	$66,587	$118,174
South Africa	478,482	432,065
	$545,069	$550,239

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2014
(in thousands of Canadian dollars unless otherwise noted)

Substantially all of the Company’s capital expenditures are made in the South Africa; however the Company also has exploration properties in Canada.

Income (Loss) attributable to the shareholders of Platinum Group Metals Ltd.

Three months ended	November 30, 2014	November 30, 2013

Canada	$(6,211)	$725
South Africa	503	(278)
	$(5,708)	$447

11.	SUBSEQUENT EVENTS

The following events occurred subsequent to period end. These events and other non-material subsequent events may be mentioned elsewhere in the financial statements.

•

On December 9, 2014 the Company announced that due to general market conditions that it discontinued the private offering of 150,000 units consisting of US$150,000,000 aggregate principal amount of Senior Unsecured Notes due 2021.

•

On December 9, 2014 the Company announced that it had entered into a term sheet for a senior secured operating loan facility of up to US$40 million. The Facility is planned to be available at the delivery and sale of first commercial concentrate from the WBJV Project 1 targeted for the fourth quarter of calendar 2015. The loan facility is subject to certain terms and conditions as well as the implementation of a definitive credit agreement before being finalized.

•

On December 9, 2014, the Company announced a bought deal financing for 214.8 million common shares of the Company at a price of US$0.53 ($0.61) per share resulting in gross proceeds of US$113.8 million ($132 million). The offering closed December 31, 2014 with net proceeds to the Company after fees, commissions and costs of approximately US$106 million ($123 million).